Exhibit 99.3

FOR IMMEDIATE RELEASE-August 14, 2008

Anchor Funding Services, Inc. reports fiscal 2008-second quarter results

Boca Raton, FL (PR Newswire)/August 14, 2008 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG”) announced today its results for its second quarter of 2008.  The company reported 2008 second quarter finance revenues and net loss of $273,516 and $(284,372) as compared to finance revenues and net loss of $75,638 and $(162,641) for the comparable prior year period.  The Company also reported six month 2008 finance revenues and net loss of $485,177 and $(707,253) as compared to finance revenue and net loss of $175,744 and $(290,548) for the comparable period of the prior year.  The increase in net loss is attributable to the company’s investments in various sales initiatives, marketing and operations personnel, and increases in general and administrative costs and compliance costs as a public reporting company.

Morry F. Rubin, CEO stated that “We have made investments over the last year in various sales and online and offline marketing initiatives which are beginning to have a positive impact.  We anticipate further revenue growth throughout the year as we continue to benefit from credit contraction associated with the current business lending environment.  While growing organically, we are continuing to look for strategic acquisitions of other North American factoring firms.”

Factoring is the purchase of a company’s accounts receivable, which provides businesses with critical working capital so they can meet their operational costs and obligations while waiting to receive payment from their customers.  This is particularly important for small businesses experiencing rejections and delays from banks which are increasingly tightening their credit requirements.

Anchor is continuing to benefit from the current credit problems experienced by banks and other financial institutions.  Banks face continued pressure to exit troubled loans and rebuild their balance sheets.   As a result, lending criteria has tightened across the spectrum making it increasingly difficult for small businesses to obtain working capital.  Through our sales force and marketing efforts we are implementing various ways to obtain business opportunities from bank rejections and turndowns.  Unlike a bank, Anchor is not as focused on the credit quality of its clients, but is more focused on the creditworthiness of its clients’ customers and validity of their invoices.  Therefore, Anchor is often able to provide working capital to small businesses when banks cannot.

Mr. Rubin also stated that “Within our industry we are targeting specific sectors which demonstrate high demand for factoring services, such as transportation, temporary staffing and the energy sector (oil and gas suppliers), among others.  We will continue to communicate significant developments as they occur.”

About Anchor

Anchor provides innovative accounts receivable funding to small U.S. businesses.  Our funding facility which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-Q can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O (866) 950- 6669 EXT 302
Email: Mrubin@anchorfundingservices.com